SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 8)

                    FLORIDA GAMING CORPORATION
                         (Name of Issuer)


              COMMON STOCK, PAR VALUE $.10 PER SHARE
                  (Title of Class of Securities)


                           340689 10 8
                          (CUSIP Number)


                         James A. Giesel
                    Brown, Todd & Heyburn PLLC
                400 West Market Street, 32nd Floor
                   Louisville, Kentucky  40202
                          (502) 589-5400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 10, 1998
             (Date of Event Which Requires Filing of
                         This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box. [  ]

Check the following box if a fee is being paid with this statement. [ ]



CUSIP No. 340689 10  8           13D/A             Page 2 of 4 Pages



1  NAME OF REPORTING PERSON                     Freedom Financial Corporation
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  35-1634756


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]
                                                     (b) [  ]


3  SEC USE ONLY


4  SOURCE OF FUNDS*                                             00


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION                         Indiana


NUMBER OF               7  SOLE VOTING POWER                    1,949,149(1)
SHARES
BENEFICIALLY            8  SHARED VOTING POWER                          0
OWNED BY EACH
REPORTING               9  SOLE DISPOSITIVE POWER               1,949,149(1)

                       10  SHARED DISPOSITIVE POWER                     0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                            1,949,149(1)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                        [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          32.1%

14  TYPE OF REPORTING PERSON*                                   CO


(1) This amount includes 296,669 shares of the Issuer's common stock issuable upon the conversion of 1,000 shares of the Issuer's Series F Convertible Preferred Stock (the "Series F Preferred Stock").

     Reference is hereby made to that certain Schedule 13D dated March 31, 1993, as amended, (the "Schedule"), filed by Freedom Financial Corporation ("Freedom") with respect to the common stock, par value $.10 per share ("Common Stock"), of Florida Gaming Corporation, formerly Lexicon Corporation, a Delaware corporation (the "Issuer"). The Schedule is hereby amended to add the following information to the items indicated. Unless otherwise indicated, defined terms have the same meaning as set forth in the Schedule.

     Item 1.   Security and Issuer.

     This statement relates to the Common Stock of the Issuer whose principal office is located at 3500 N.W. 37th Avenue, Miami, Florida 33142.

     Item 4.  Purpose of Transaction.

          On December 9, 1998, Interstate Capital Corporation ("Interstate"), a wholly-owned subsidiary of Freedom, was merged with and into Freedom, which survived the merger. Interstate owned all of the 2,000 issued and outstanding shares of the Series F Preferred Stock. On December 10, 1998, Freedom sold, assigned and transferred 1,000 shares of the Series F Preferred Stock to Roland M. and Dorothy V. Howell as consideration for the cancellation of $1,000,000 of principal indebtedness owed by Freedom to the Howells. Each share of Series F Preferred Stock is immediately convertible into 296.6689 shares of the Issuer's Common Stock.

     Item 5.   Interest In Securities Of The Issuer.

          (a) Freedom beneficially owns 1,949,149 shares of Common Stock representing 32.1% of the shares of outstanding Common
Stock. This amount includes 296,669 shares of Common Stock issuable upon the conversion of the Series F Preferred Stock.

          (b) Freedom has sole voting and investment power with respect to 1,949,149 shares of Common Stock.

          (c) Description of Transactions in the Class of Reported Securities that were Effected During the Past Sixty
Days: On December 10, 1998, Freedom sold, assigned and transferred 1,000 shares of Series F Preferred Stock to Roland M. and Dorothy V. Howell in consideration for the cancellation of $1,000,000 of principal indebtedness owed by Freedom to the Howells. Each share of Series F Preferred Stock is immediately convertible into 296.6689 shares of the Issuer's Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to the Securities of the Issuer.

     On June 22, 1998, the Issuer cancelled $84,000 in face amount (or 84 shares) of the Series F Preferred Stock owned by Interstate at a value of $79,800 and received a cash payment of $357,122.56 from Freedom in exchange for the cancellation of Freedom's indebtedness to the Issuer of $436,922.56 plus interest.

     On November 20, 1998, Freedom signed a promissory note for indebtedness owed to Roland M. and Dorothy V. Howell in the amount of $90,000 (the "Freedom Promissory Note"). The Freedom Promissory Note states that it is secured by a pledge of 50,000 shares of the Issuer's Common Stock owned by Freedom.

     On December 10, 1998, Roland M. and Dorothy V. Howell cancelled the promissory note from Interstate to the Howells dated January 14, 1998 in the amount of $300,000 (the "Interstate Promissory Note"). The Interstate Promissory Note was a portion of the $1,000,000 of indebtedness cancelled by the Howells in exchange for the 1,000 shares of Series F Preferred Stock as described in this Schedule. Roland Howell is a director of the Issuer.

     Item 7.   Material to be Filed as Exhibits.

     Exhibit 99     Promissory Note dated November 20, 1998, from
                    Freedom Financial Corporation to Roland M.
                    Howell and Dorothy V. Howell, with attached executed irrevocable stock power.



                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             FREEDOM FINANCIAL CORPORATION


                                             By /s/W.B. Collett
                                                W. B. Collett
                                                Chief Executive Officer

                                             Date: December 17, 1998


                         Index to Exhibits

Exhibit

 99         Promissory Note dated November 20, 1998, from Freedom
            Financial Corporation to Roland M. Howell and Dorothy
            V. Howell, with attached executed irrevocable stock power.